Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Massey Energy Company
Subject Company: Massey Energy Company
Commission File Number: 001-07775

This filing relates to a planned merger (the “Merger”) between Alpha Natural Resources, Inc. (“Alpha”) and Massey Energy Company (“Massey”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the “Merger Agreement”), by and among Alpha, Mountain Merger Sub, Inc. and Massey.  The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Massey on January 31, 2011, and is incorporated by reference into this filing.

The following email ‘Corrected Operations Organizational Announcement’ was sent to the employees of Alpha and Massey:

To:	Everyone at Alpha and Massey
From:	Kurt Kost, President - Operations, Technical Services and Operations Administration
Subject:	Operations Organization
Date:	May 16th, 2011

Over the past few weeks I’ve been working with the Day 1 leadership for Operations to further define our structure and management teams.  The planning team was diligent, committed, and thoughtful in their recommendations.

With the announcement in April you learned that Operations will be organized into five operating regions including three regions for CAPP (north, central and south), and will be managed by four senior vice presidents. Within the five regions will be a total of 12 Business Units (BU): one in the PRB, two in NAPP, and nine CAPP BUs (three in each region) that are each about seven million tons.  The Massey Resource Groups will be part of the CAPP regions.  The scale of our organization following Day 1 is impressive, and Operations is critical to driving Alpha’s success.

Today I’m sharing with you more detail about the Operations leadership and management, including the leadership structure within each business unit.  This structure will become effective at Day 1.  The cooperation between Massey and Alpha during this planning has been a hallmark of the performance we’ll deliver as a team.

In the next few weeks we will be a part of the 14,000 people leading one of America’s preeminent coal suppliers.  We will be leaders in the coal industry and one of the largest suppliers of metallurgical coal in the world.  Our operations, our organization, and our commitment to Running Right will be the backbone of our success.   Thank you for your continued patience.

Sincerely,

Kurt Kost
President - Operations, Technical Services and Operations Administration

 OPERATIONS POST DAY 1 ORGANIZATION

Michael Peelish, EVP & Chief Admin Officer

John Gallick, VP – Health & Safety

●	Brian Keaton, Assistant VP – Health & Safety	●	Perry Whitley, Director – Mine Emergency Coordination & Preparation
●	Gary Frampton, Director – Operations Safety	●	Terry Theys, Director – Safety Engineering
●	Ken Perdue, Director – Operations Safety

Open, SVP – Human Resources

•	Bill McClure, SVP – HR Services		•	Jeff Gillenwater, VP – HR & Recruiting
	○	Barry Mounts, VP – HR Services		○	Troy Andes, Manager – HR & Recruiting
	○	Open, VP – Leadership Effectiveness
	○	Anne Raup, Director – Payroll
•	Doug Harris, VP – HR & Labor Relations
	○	John Schoolcraft, Director – Labor Relations
	○	Chris Matras, Manager – Labor Relations

Mick Risdon, VP – Strategic Sourcing & Materials Management

•	Mark Manno, Assistant VP – Strategic Sourcing & Materials Management		•	Bill Mullins, Director – Sourcing Support
•	Jim Mann, Director – Strategic Sourcing			●	Brent Sturgill, Regional Sourcing Director – CAPP South
•	Macs Hall, Director – Sourcing Support			●	Janet Gapen, Sourcing Manager – PAS
	○	Ron Conway, Sourcing Manager – CRS		●	Tony McGartland, Sourcing Manager – Amfire
	○	Dave Shepperd, Sourcing Manager – CRE		●	Monica Mille-Queen, Sr. Sourcing Manager – PRB
	○	Tom Moore, Sourcing Manager – CRW	•	Ed Green, Director – Inventory Management
	○	Chris Stephens, Sourcing Manager – BRN	•	Becky Price, Manager – Sourcing Administration
	○	Steve Ousley, Sourcing Manager – BRS	•	Bill Donovan, Manager – Building Services
	○	Rick Brown, Sourcing Manager – BRW

Open, SVP – Environmental Affairs

•	Johnnie Green, VP – Environmental Affairs
	○	John Paul Jones, Director – Environmental Regulatory & External Affairs
	○	Thomas Cook, Director – Environmental Permitting & Special Projects
	○	Open, Director – Environmental Compliance & Reclamation

 OPERATIONS POST DAY 1 ORGANIZATION

Mark Schuerger, Regional SVP – Operations, CAPP North

•	Roy West, Regional Financial Analyst
•	Open, Operations Support

Mark Weaver, President – Coal River Surface

●	Art Hale, VP – Surface Operations	●	Terry Keen, Director – Safety
●	Jimmy Wood, VP – Surface Operations	●	Brian College, CI Coordinator
●	Jim Higgins, Manager – Technical Services	●	Joe Armstrong, Director – Human Resources
●	Open, Manager – Quality & Logistics	●	Eric Sealander, BU Financial Analyst

Charlie Bearse, President – Coal River East

●	Joe Pugh, VP – Operations	●	Joe Dixon, CI Coordinator
●	Brerry Hudson, Manager – Technical Services	●	Josh Birchfield, CI Coordinator
●	Steve Belcher, Manager – Quality & Logistics	●	Jennifer Chandler, Director – Human Resources
●	Mike Vaught, Director – Safety	●	Jerod Mount, BU Financial Analyst

Eric Salyer, President – Coal River West

●	Phillip Saunders, VP – Operations	●	Phillip Ellis, CI Coordinator
●	Jamie DeSimone, Manager – Technical Services	●	Brian Hicks, Director – Human Resources
●	Open, Manager – Quality & Logistics	●	Adam McCallister, BU Financial Analyst
●	Lewis Sheppard, Director – Safety

 OPERATIONS POST DAY 1 ORGANIZATION

Mike Snelling, Regional SVP – Operations, CAPP Central

●	John Tinnel, Regional Financial Analyst
●	Open, Operations Support

Craig Boggs, President – Brooks Run North

●	Johnny Jones, VP – Underground Operations	●	Chris Ray, CI Coordinator
●	Open, VP – Surface Operations	●	Justin McMillion, CI Coordinator
●	Joseph Swerbinsky, Manager – Technical Services	●	Kyle Bane, Director – Human Resources
●	Mark Workman, Manager – Preparation, Quality & Logistics	●	Michele Davis, BU Financial Analyst
●	Wayne Persinger, Director – Safety

Frank Matras, President – Brooks Run South

●	David Decker, VP – Operations	●	David Green, CI Coordinator
●	Russ Lambert, Manager – Technical Services	●	Chesley Barnard, CI Coordinator
●	John Harsanyi, Manager – Preparation, Quality & Logistics	●	Cheryl Stapleton, Director – Human Resources
●	Chris Presley, Director – Safety	●	Sonja Brunke, BU Financial Analyst

Jeff Ellis, President – Brooks Run West

●	Steven Poe, VP – Surface Operations	●	TBD, CI Coordinator
●	Bill Kelly, VP – Underground Operations	●	Open, CI Coordinator
●	Mike Smith, Manager – Technical Services	●	Dave Cook, Director – Human Resources
●	Open, Manager – Preparation, Quality & Logistics	●	Melody Viars, BU Financial Analyst
●	Richard Williamson, Director – Safety

 OPERATIONS POST DAY 1 ORGANIZATION

Eddie Bateman, Regional SVP – Operations, CAPP South

●	Greg Dingus, Regional Financial Analyst
●	Bill Schmid, Operations Support

Blake Hall, President – Virginia

●	Greg Blankenship, VP – Surface Operations	●	Mark Williams, CI Coordinator
●	Mike Clark, VP – Underground Operations	●	Pat Pelley, CI Coordinator
●	Steve Smith, Manager – Technical Services	●	Gary Duncan, Director – Human Resources
●	Darrell Slagle, Manager – Preparation, Quality & Logistics	●	Open, BU Financial Analysis
●	Ram Tankersley, Director – Safety

Allen Dupree, President – Northern Kentucky

●	Kevin Varney, VP – Operations	●	Open, CI Coordinator
●	John Cline, Manager – Technical Services	●	Kathy Wicker, Director – Human Resources
●	Larry Johnson, Manager – Quality & Logistics	●	Keriston Smith, BU Financial Analyst
●	Steve Endicott, Director – Safety

Rick Craig, President – Southern Kentucky

●	Chris Slone, VP – Operations	●	Joshua Fields, CI Coordinator
●	Tom Baumgarth, Manager – Technical Services	●	Buddy Johnston, Director – Human Resources
●	Richard Matda, Manager – Quality & Logistics	●	Open, BU Financial Analyst
●	Tom Asbury, Director – Safety

 OPERATIONS POST DAY 1 ORGANIZATION

Jim Bryja, Regional SVP – Operations, NAPP & PRB

●	Henrick Thoenelt, Regional Financial Analyst
●	Gary Buchan, Operations Support

Jeffrey Kukura, President – Pennsylvania Services

●	John Dzurino, General Manager – Emerald	●	Ryan Kerr, CI Coordinator
●	Jack Trackemas General Manager – Cumberland	●	Joshua Judge, CI Coordinator
●	Jim Blanc, Human Resources	●	Dean Swaney, Financial Analyst

Peter Merritts, President – AMFIRE

●	Gary Deemer, General Manager – Underground	●	Jeff Christy, Land
●	Lou Pianetti, General Manager – Underground	●	Nick Zak, CI Coordinator
●	Ed Ratay, General Manager – Surface	●	Jim Pablic, Safety
●	Rob Bottegal, Technical Services	●	Ron Turner, Financial Analyst
●	Dan Lhota, Human Resources

Steven Rennell, President – Alpha Coal West

●	Shane Durgin, Operations	●	Open, Land & Government Affairs
●	Ken Ferguson, Maintenance	●	Stan Hoffman, CI Coordinator
●	Joff Pilon, Technical Services	●	Rod Mass, Financial Analyst
●	Mike Meyer, Human Resources

Sam Cario, President – Pennsylvania Land Holding Company

●	Doug Conklin, General Manager – Coal Gas Recovery	●	Terry Dayton, Director – Environmental
●	Tim Comer, Director – Oil & Gas	●	Brad Miller, Vice President – Land

Joe D’Amico, VP – Gas Management

nrla, SVP – Technical Services

 OPERATIONS POST DAY 1 ORGANIZATION

John Borla, SVP – Technical Services

Mike Mishra, VP – Technical Services

●	Mike Milam, Sr. Director – Engineering	●	Scott Peterson, Sr. Director – Geology
●	TBD, Sr. Director – Strategic Projects	●	Terry Martin-Blair, Sr. Director – Project Execution
●	Drew Anderson, Director – Projects	●	TBD, Director – Marianna Mine Project
●	TBD, Director Surface Mine Engineering	●	Rod Lawrence, Director UG Mine Engineering

Fred Stanley, VP – Preparation

●	Van Davis, Sr. Director – Preparation	●	Jeff Walkup, Director – Preparation
●	Frank Addison, Sr. Director – Preparation

Jeff Carter, VP – Asset Management

●	Harold Helton, Sr. Director – Asset Management	●	Ken Benedick, VP – Maintenance
●	Wayne Keaton, General Manager – Maxxim Rebuild

Keith Hainer, VP – Asset Engineering

●	Dave Terry, Sr. Electrical Trainer	●	Open, Sr. Electrical Engineer

Scott Kreutzer, VP – Land

●	TBD, Director – Land Management, CAPP North	●	Paul Mullins, Director – Land Management, CAPP South
●	TBD, Director – Land Management, CAPP Central	●	Vicki Duffy, Manager – Contracts & Administration

Ron Eberhart, President – Dry Systems Technologies

●	Terry McDonald, Director – DST Operations

Mark Clemens, VP – Production Optimization

Forward Looking Statements

Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.